CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

2009 FIRST QUARTER RESULTS

Commenting on first quarter results, Canadian Natural’s Chairman, Allan Markin, stated, “It has been an exciting and productive beginning of the year for Canadian Natural with the first successful SCO production at Horizon on February 28th, 2009 and first crude oil production achieved April 28th, 2009 at the Olowi Field in Offshore Gabon. Conventional operations have also performed well with North America and International volumes coming in as targeted.”

John Langille, Vice-Chairman of Canadian Natural continued, “Cash flow remained strong in Q1/09. We benefited from favorable heavy oil differentials and our substantial hedging program. Strengthening our balance sheet remains a priority. We have the ability to continually review capital allocation decisions, thus providing flexibility in our budget throughout the year.”

Steve Laut, President and Chief Operating Officer for Canadian Natural stated, “The major capital requirements for our four major growth projects have been met. We are focused on capital and operating cost efficiencies in all areas of our business, while executing our development plans including the ramping up of production at both Olowi and Horizon. We have strong assets, all of which generate free cash flow in this environment, and a committed and dedicated team of people working together to create value for our shareholders.”

HIGHLIGHTS
	Three Months Ended
($ millions, except as noted)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Net earnings	$305	$1,770	$727
Per common share, basic and diluted	$0.56	$3.27	$1.35
Adjusted net earnings from operations (1)	$727	$697	$872
Per common share, basic and diluted	$1.34	$1.29	$1.61
Cash flow from operations (2)	$1,516	$1,570	$1,725
Per common share, basic and diluted	$2.80	$2.90	$3.19
Capital expenditures, net of dispositions	$1,256	$1,827	$1,753

Daily production, before royalties
Natural gas (mmcf/d)	1,369	1,427	1,538
Crude oil and NGLs (bbl/d)	330,017	309,570	327,217
Equivalent production (boe/d)	558,142	547,399	583,488
(1)

Adjusted net earnings from operations is a non-GAAP measure that the Company utilizes to evaluate its performance. The derivation of this measure is discussed in the Management’s Discussion and Analysis (“MD&A”).

(2)

Cash flow from operations is a non-GAAP measure that the Company considers key as it demonstrates the Company’s ability to fund capital reinvestment and debt repayment. The derivation of this measure is discussed in the MD&A.

HIGHLIGHTS

▪

Total crude oil and NGLs production for Q1/09 was 330,017 bbl/d, an increase of 7% from the previous quarter. Volumes in Q1/09 reflect the transition between steam and production cycles for Primrose thermal wells, the early production from the Primrose East expansion, continued conversion of production wells to polymer injection wells at Pelican Lake, increased production from Baobab, and initial Horizon production.

▪

Natural gas production for Q1/09 averaged 1,369 mmcf/d, down 4% from the previous quarter as expected. The decrease in volumes for Q1/09 from previous quarters reflects the continuing reallocation of capital towards higher return crude oil projects.

▪

Quarterly cash flow from operations was $1.5 billion, a decrease of 3% from the previous quarter. The decrease from Q4/08 reflects lower crude oil and natural gas price realizations and lower natural gas sales volumes, partially offset by the impact of higher crude oil sales volumes and realized risk management gains.

▪

Quarterly net earnings for Q1/09 of $305 million included the effects of unrealized risk management activities, stock-based compensation and fluctuations in foreign exchange rates. Excluding these items, quarterly adjusted net earnings from operations for Q1/09 were $727 million, an increase of 4% from the previous quarter.

▪

The drilling program at Baobab in Offshore Côte d’Ivoire was completed in Q1/09. The fourth well was brought on production in early Q2/09. The four wells restored production of approximately 11,000 bbl/d net to

Canadian Natural.

▪	First crude oil production was achieved at the Olowi Field in Offshore Gabon on April 28, 2009.
▪	First synthetic crude oil (“SCO”) production was achieved at Horizon on February 28, 2009. First shipment of SCO into the sales pipeline was achieved on March 18, 2009.
▪	Declared a quarterly cash dividend on common shares of $0.105 per common share payable July 1, 2009.

OPERATIONS REVIEW

Activity by core region
	Net undeveloped land as at Mar 31, 2009 (thousands of net acres)	Drilling activity three months ended Mar 31, 2009 (net wells) (1)
North America conventional
Northeast British Columbia	2,188	15.0
Northwest Alberta	1,289	33.2
Northern Plains	6,318	96.1
Southern Plains	887	8.3
Southeast Saskatchewan	132	3.0
Thermal In-situ Oil Sands	491	207.0
	11,305	362.6
Oil Sands Mining and Upgrading	115	42.0
North Sea	182	0.9
Offshore West Africa	188	2.3
	11,790	407.8

(1)Drilling activity includes stratigraphic test and service wells

2	Canadian Natural Resources Limited

Drilling activity (number of wells)
	Three Months Ended Mar 31
	2009		2008
	Gross	Net	Gross	Net
Crude oil	94	93	184	173
Natural gas	87	64	191	161
Dry	16	15	13	11
Subtotal	197	172	388	345
Stratigraphic test / service wells	236	236	15	15
Total	433	408	403	360
Success rate (excluding stratigraphic test / service wells)		91%		97%

North America Conventional

North America natural gas
	Quarterly Results
	Q1/09	Q4/08	Q1/08
Natural gas production (mmcf/d)	1,347	1,405	1,513

Net wells targeting natural gas	72	43	167
Net successful wells drilled	64	41	161
Success rate	89%	95%	96%
▪

Q1/09 North America natural gas production decreased 11% as expected from Q1/08 and decreased 4% from Q4/08, reflecting natural declines in base production and the Company’s strategic decision to reduce spending on natural gas drilling. The Company had a limited but highly successful winter drilling program with all planned wells drilled and all planned tie-ins completed prior to spring break-up.

▪

Canadian Natural successfully completed 64 net natural gas wells in Q1/09 with an active program across the Company’s core regions. In Northeast British Columbia, 15 net wells were drilled, while in Northwest Alberta, 29 net wells were drilled. In the Northern Plains, 20 net wells were drilled, with eight net wells drilled in the Southern Plains.

▪	Planned drilling activity for Q2/09 includes one natural gas well compared to drilling activity for Q2/08 of eight natural gas wells.

North America crude oil and NGLs
	Quarterly Results
	Q1/09	Q4/08	Q1/08
Crude oil and NGLs production (bbl/d)	253,833	240,831	248,960

Net wells targeting crude oil	97	190	176
Net successful wells drilled	90	181	171
Success rate	93%	95%	97%

Canadian Natural Resources Limited	3

▪

Q1/09 North America crude oil and NGLs production increased 2% from Q1/08 and increased 5% from Q4/08 levels. The majority of the incremental production volume was contributed by thermal crude oil and Pelican Lake crude oil.

▪

In Q1/09 after initial steaming, Canadian Natural discovered oil seepage at the surface on one of the new multi-well pads at Primrose East. A significant amount of diagnostic work has been done and the Company believes it has identified the issue and the remedial action required. Canadian Natural has submitted a detailed analysis and provided a recommendation on how to proceed to the regulators. The Company will proactively work with the regulators on resolving the issue and returning Primrose East to normal operations.

▪

Canadian Natural is continuing its proposed third phase of the thermal growth plan with a development plan for the 45,000 bbl/d Kirby In-Situ Oil Sands Project located approximately 85 km northeast of Lac La Biche in the Regional Municipality of Wood Buffalo. The Company has filed its formal regulatory application documents for this project and is awaiting regulatory approval. Canadian Natural will decide in late 2009 or early 2010 when to proceed with the project.

▪

Development of new pads and secondary recovery conversion projects at Pelican Lake continued as expected throughout Q1/09. In Q1/09, the Company drilled three horizontal wells with plans to drill one vertical service well and an additional 46 horizontal wells throughout the remainder of 2009. Pelican Lake production averaged approximately 37,000 bbl/d for Q1/09.

▪

Conventional heavy crude oil production volumes decreased slightly in Q1/09 compared to Q4/08, reflecting expected declines in certain older fields and higher than forecast downtime due to cold weather.

▪

During Q1/09, drilling activity targeted 97 net wells including 72 wells targeting heavy crude oil, three wells targeting Pelican Lake crude oil, 14 wells targeting thermal crude oil and eight wells targeting light crude oil.

▪	Planned drilling activity for Q2/09 includes 63 net crude oil wells, excluding stratigraphic test and service wells.

International

	Quarterly Results
	Q1/09	Q4/08	Q1/08
Crude oil production (bbl/d)
North Sea	42,369	42,991	49,568
Offshore West Africa	30,431	25,748	28,689
Natural gas production (mmcf/d)
North Sea	10	10	11
Offshore West Africa	12	12	14
Net wells targeting crude oil	3.2	1.1	2.2
Net successful wells drilled	3.2	1.1	2.2
Success rate	100%	100%	100%

North Sea

▪

North Sea production for Q1/09 was 42,369 bbl/d. During the first quarter, 0.9 net wells were drilled, with 0.4 net wells in progress at the end of the quarter with focus continuing to be on lowering costs, high grading inventory and infill drilling opportunities.

▪

During the quarter, drilling commenced on Deep Banff, a high temperature, high pressure, natural gas well. Canadian Natural’s initial net paying interest in the well is 18%. Results are expected in the second quarter.

4	Canadian Natural Resources Limited

Offshore West Africa

▪

Offshore West Africa’s crude oil production for the quarter increased by 18% from Q4/08. This was largely due to a full quarter of production from the first three wells delivered in the Baobab drilling program. A fourth and final well was completed in the quarter and was brought on production early in the second quarter.

▪

Progress on the Facility Upgrade Project at Espoir to increase capacity of the Floating Production Storage and Offtake Vessel (“FPSO”) continues ahead of schedule and is targeted to be complete in late Q3/09.

▪

At the Olowi Project in Offshore Gabon, two further production wells were completed. The FPSO and Conductor Supported Platform were commissioned and first production of crude oil was achieved on April 28, 2009. Further drilling and development activity is continuing.

Oil Sands Mining and Upgrading

▪

Canadian Natural substantially completed the construction at Horizon with first production of SCO from Phase 1 achieved February 28, 2009, representing a major milestone achieved by the Company. First shipment of SCO into the sales pipeline was achieved on March 18, 2009.

▪	Construction and commissioning of the final unit, Plant 42 – the Distillate Hydrotreater – was completed in late March.
▪

As expected during the initial stages of commissioning, production volumes continue to fluctuate on a weekly basis. Nearing the end of Q2/09, the Company targets production volumes to stabilize with a steady ramp up to full production by the end of 2009. The Company will work towards full capacity throughout 2009 as the plant continues to be fine tuned to design rates with a focus on safety, reliability, and cost control.

▪

Horizon production was 304,544 barrels for Q1/09, as the Company worked through the commissioning of the plant, averaging daily production volumes of 3,384 bbl/d. These volumes went to pipeline fill and on-site tank inventory.

▪

Since first SCO production, Horizon has produced approximately 1.1 million barrels of SCO of which approximately 766,000 barrels filled the sales pipeline to Edmonton. The SCO inventory on site at the end of April was just over 327,000 barrels.

▪

During April 2009, production was shut down for a period of time to facilitate equipment maintenance and ensure product quality. All major components of the plant have been tested and so far have shown no issues with design or capacity limitations.

▪	Tranche 2 of the expansion Phase 2/3, engineering and procurement is underway and focuses on increasing reliability and uptime. Tranches 3 and 4 of Phase 2/3 continue to be re-profiled.

MARKETING	Quarterly Results
	Q1/09	Q4/08	Q1/08
Crude oil and NGLs pricing
WTI(1) benchmark price (US$/bbl)	$43.21	$58.75	$97.96
Western Canadian Select blend differential from WTI (%)	21%	33%	22%
Corporate average pricing before risk management (C$/bbl)	$41.25	$45.81	$78.99
Natural gas pricing
AECO benchmark price (C$/GJ)	$5.34	$6.43	$6.76
Corporate average pricing before risk management (C$/mcf)	$5.46	$7.03	$7.77
(1)	Refers to West Texas Intermediate (WTI) crude oil barrel priced at Cushing, Oklahoma.
▪

In Q1/09, the Western Canadian Select (“WCS”) heavy crude oil differential as a percent of WTI was 21%, compared to 33% in Q4/08. Heavy crude oil differentials narrowed in Q1/09 due to a stronger demand from the US for heavy crude oil.

Canadian Natural Resources Limited	5

▪	The marketing strategy for Horizon SCO remains flexible. There is an active market for the product and the Company will be selling the SCO to refiners throughout North America.
▪

During Q1/09, the Company contributed approximately 156,000 bbl/d of its heavy crude oil streams to the WCS blend as market conditions resulted in this strategy offering the optimal pricing for bitumen crude oil.

▪

Natural gas pricing for Q1/09 weakened compared to prior periods primarily due to supply/demand imbalances. North America natural gas inventory levels remained high during the first quarter due to lower industrial consumption.

FINANCIAL REVIEW

▪

The Company continues to believe that its internally generated cash flow from operations supported by the implementation of its commodity hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing credit facilities and its ability to raise new debt on commercially acceptable terms, will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy. A brief summary of the Company’s strengths are:

-

A diverse asset base geographically and by product - produced in excess of 558,000 boe/d in Q1/09, comprised of approximately 41% natural gas and 59% crude oil - with 94% of production located in G8 countries.

-	Financial stability and liquidity - cash flow from operations of $1,516 million for Q1/09, with available unused bank lines of $1,769 million at March 31, 2009.
-	Reduced volatility of commodity prices - a proactive commodity hedging program to reduce the downside risk of volatility in commodity prices supporting cash flow for its capital expenditure program.
-	In Q1/09 the Company repaid $420 million on the non-revolving syndicated acquisition credit facility maturing in October 2009. An additional $285 million has been repaid thus far in Q2/09.
-	A strengthening balance sheet with debt to book capitalization of 41% and debt to EBITDA of 1.8 times, both within targeted ranges.
▪	Declared a quarterly cash dividend on common shares of C$0.105 per common share, payable July 1, 2009.

OUTLOOK

▪

The Company forecasts 2009 production levels before royalties to average between 1,274 and 1,330 mmcf/d of natural gas and between 326,000 and 389,000 bbl/d of crude oil and NGLs. Q2/09 production guidance before royalties is forecast to average between 1,318 and 1,353 mmcf/d of natural gas and between 321,000 and 359,000 bbl/d of crude oil and NGLs. Detailed guidance on production levels, capital allocation and operating costs can be found on the Company's website at http://www.cnrl.com/investor_info/corporate_guidance/.

6	Canadian Natural Resources Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, production volumes, royalties, operating costs, capital expenditures and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to Horizon Oil Sands, Primrose East, Pelican Lake, Gabon Offshore West Africa, and the Kirby Oil Sands Project also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year if necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Canadian Natural Resources Limited	7

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial condition and results of operations of the Company should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2009 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2008.

All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations and cash flow from operations. These financial measures are not defined by GAAP and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with GAAP, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with GAAP, in the “Financial Highlights” section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of this MD&A.

The calculation of barrels of oil equivalent (“boe”) is based on a conversion ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of crude oil to estimate relative energy content. This conversion may be misleading, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the wellhead.

Production volumes and per barrel statistics are presented throughout this MD&A on a “before royalty” or “gross” basis, and realized prices are net of transportation and blending costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only.

The following discussion refers primarily to the Company’s financial results for the three months ended March 31, 2009 in relation to the comparable period in 2008 and the fourth quarter of 2008. The accompanying tables form an integral part of this MD&A. This MD&A is dated May 7, 2009. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

8	Canadian Natural Resources Limited

FINANCIAL HIGHLIGHTS

($ millions, except per common share amounts)
	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Revenue, before royalties	$2,186	$2,511	$3,967
Net earnings	$305	$1,770	$727
Per common share – basic and diluted	$0.56	$3.27	$1.35
Adjusted net earnings from operations (1)	$727	$697	$872
Per common share – basic and diluted	$1.34	$1.29	$1.61
Cash flow from operations (2)	$1,516	$1,570	$1,725
Per common share – basic and diluted	$2.80	$2.90	$3.19
Capital expenditures, net of dispositions	$1,256	$1,827	$1,753
(1)

Adjusted net earnings from operations is a non-GAAP measure that represents net earnings adjusted for certain items of a non-operational nature. The Company evaluates its performance based on adjusted net earnings from operations. The reconciliation “Adjusted Net Earnings from Operations” presented below lists the after-tax effects of certain items of a non-operational nature that are included in the Company’s financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

(2)

Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The Company evaluates its performance based on cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Cash Flow from Operations” presented below lists certain non-cash items that are included in the Company’s financial results. Cash flow from operations may not be comparable to similar measures presented by other companies.

Adjusted Net Earnings from Operations

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Net earnings as reported	$305	$1,770	$727
Stock-based compensation expense (recovery), net of tax (a)	3	(145)	–
Unrealized risk management loss (gain), net of tax (b)	320	(1,435)	76
Unrealized foreign exchange loss, net of tax (c)	118	507	110
Effect of statutory tax rate and other legislative changes on future income tax liabilities (d)	(19)	–	(41)
Adjusted net earnings from operations	$727	$697	$872
(a)

The Company’s employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company’s balance sheet and periodic changes in the intrinsic value are recognized in net earnings or are capitalized to Oil Sands Mining and Upgrading during the construction period.

(b)

Derivative financial instruments are recorded at fair value on the balance sheet, with changes in fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil and natural gas.

(c)

Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, offset by the impact of cross currency swaps, and are recognized in net earnings.

(d)

All substantively enacted or enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company’s consolidated balance sheet in determining future income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted or enacted. Income tax rate changes in the first quarter of 2009 resulted in a reduction of future income tax liabilities of approximately $19 million in North America. Income tax rate changes in the first quarter of 2008 resulted in a reduction of future income tax liabilities of approximately $19 million in North America and $22 million in Côte d’Ivoire, Offshore West Africa.

Canadian Natural Resources Limited	9

Cash Flow from Operations

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Net earnings	$305	$1,770	$727
Non-cash items:
Depletion, depreciation and amortization	646	666	688
Asset retirement obligation accretion	19	19	17
Stock-based compensation expense (recovery)	4	(203)	–
Unrealized risk management loss (gain)	463	(2,107)	108
Unrealized foreign exchange loss	138	613	126
Deferred petroleum revenue tax recovery	(3)	(5)	(21)
Future income tax (recovery) expense	(56)	817	80
Cash flow from operations	$1,516	$1,570	$1,725

SUMMARY OF CONSOLIDATED NET EARNINGS AND CASH FLOW FROM OPERATIONS

Net earnings for the first quarter of 2009 were $305 million compared to $727 million for the first quarter of 2008 and $1,770 million for the prior quarter. Net earnings for the first quarter of 2009 included net unrealized after-tax expenses of $422 million related to the effects of risk management activities, fluctuations in foreign exchange rates, fluctuations in stock-based compensation expense, and the impact of statutory tax rate changes on future income tax liabilities, compared to net unrealized after-tax expenses of $145 million for the first quarter of 2008 and net unrealized after-tax income of $1,073 million for the prior quarter. Excluding these items, adjusted net earnings from operations for the first quarter of 2009 was $727 million compared to $872 million for the first quarter of 2008 and $697 million for the prior quarter. The decrease in adjusted net earnings from the first quarter of 2008 was primarily due to the impact of lower realized pricing and lower sales volumes, partially offset by the impact of higher realized risk management gains, lower depletion, depreciation and amortization expense, lower royalty and production expense, and the impact of the weaker Canadian dollar relative to the US dollar. The increase in adjusted net earnings from the prior quarter was primarily due to the impact of higher crude oil sales volumes related to Primrose East production, higher realized risk management gains, lower depletion, depreciation and amortization expense, and lower royalty expense, partially offset by the impact of lower realized pricing, lower natural gas sales volumes, and higher interest expense.

The impacts of unrealized risk management activities, stock-based compensation, and changes in foreign exchange rates are expected to continue to contribute to significant quarterly volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

Cash flow from operations for the first quarter of 2009 decreased to $1,516 million compared to $1,725 million for the first quarter of 2008 and $1,570 million for the prior quarter. The decrease in cash flow from operations from the comparable quarters was primarily due to the impact of lower realized pricing, lower natural gas sales volumes, and higher interest expense, partially offset by the impact of higher crude oil sales volumes, higher realized risk management gains, lower royalty and production expense, and the impact of the weaker Canadian dollar relative to the US dollar. The decrease from the prior quarter was also due to higher current income tax expense and lower realized foreign exchange gains.

During the first quarter of 2009, the Company achieved first production of synthetic crude oil at Horizon Oil Sands (“Horizon”). The Company is currently focusing on completing final commissioning, stabilizing and ramping up production, and continuing to ensure the plant is fine tuned to design rates with a focus on safety, reliability, and cost control.

Total production before royalties for the first quarter of 2009 decreased 4% to 558,142 boe/d from 583,488 boe/d for the first quarter of 2008 and increased 2% from 547,399 boe/d for the prior quarter. Total production for the first quarter of 2009 was within the Company’s previously issued guidance.

For a discussion of the impact of current worldwide financial and economic events, please refer to the “Liquidity and Capital Resources” section of this MD&A.

10	Canadian Natural Resources Limited

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s quarterly results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Mar 31 2009	Dec 31 2008	Sep 30 2008	Jun 30 2008
Revenue, before royalties	$2,186	$2,511	$4,583	$5,112
Net earnings (loss)	$305	$1,770	$2,835	$(347)
Net earnings (loss) per common share
– Basic and diluted	$0.56	$3.27	$5.25	$(0.65)

($ millions, except per common share amounts)	Mar 31 2008	Dec 31 2007	Sep 30 2007	Jun 30 2007
Revenue, before royalties	$3,967	$3,200	$3,073	$3,152
Net earnings	$727	$798	$700	$841
Net earnings per common share
– Basic and diluted	$1.35	$1.48	$1.30	$1.56

Volatility in quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:

▪

Crude oil pricing – The impact of fluctuating demand and geopolitical uncertainties on benchmark pricing, and the fluctuations in the Heavy Crude Oil Differential from WTI (“Heavy Differential”) in North America.

▪

Natural gas pricing – The impact of seasonal fluctuations in both the demand for natural gas and inventory storage levels, and the impact of increased shale gas production in the US, as well as fluctuations in imports of liquefied natural gas into the US.

▪

Crude oil and NGLs sales volumes – Increased production from the Company’s Primrose thermal projects, the results from the Pelican Lake water and polymer flood projects, and development of the Espoir Field. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the North Sea and Offshore West Africa and the impact of the shut in, and subsequent restoration, of some of the Baobab Field production.

▪

Natural gas sales volumes – Production declines due to the Company’s strategic decision to reduce natural gas drilling activity in North America due to the allocation of capital to higher return crude oil projects, as well as natural decline rates.

▪

Production expense – Fluctuations company wide, primarily due to the impact of the demand for services, industry-wide inflationary cost pressures experienced in prior quarters in all segments, fluctuations in product mix, and the impact of seasonal costs that are dependent on weather.

▪

Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes, finding and development costs associated with crude oil and natural gas exploration, and estimated future costs to develop the Company’s proved undeveloped reserves.

▪

Stock-based compensation – Fluctuations due to the mark-to-market movements of the Company’s stock-based compensation liability. Stock-based compensation expense (recovery) reflected fluctuations in the Company’s share price over the eight most recently completed quarters.

▪	Risk management – Fluctuations due to the recognition of realized and unrealized gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.
▪

Foreign exchange rates – Fluctuations in the Canadian dollar relative to the US dollar impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominately on US dollar denominated benchmarks. Similarly, unrealized foreign exchange gains and losses were recorded with respect to US dollar denominated debt and the re-measurement of North Sea future income tax liabilities denominated in UK pounds sterling to US dollars, partially offset by the impact of cross currency swap hedges.

▪

Changes in income tax expense (recovery) – Fluctuations in income tax expense (recovery) include statutory tax rate and other legislative changes substantively enacted or enacted in the various periods.

Canadian Natural Resources Limited	11

BUSINESS ENVIRONMENT

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
WTI benchmark price (US$/bbl)	$43.21	$58.75	$97.96
Dated Brent benchmark price (US$/bbl)	$44.45	$54.93	$96.94
WCS blend differential from WTI (US$/bbl)	$8.98	$19.13	$21.41
WCS blend differential from WTI (%)	21%	33%	22%
Condensate benchmark price (US$/bbl)	$43.44	$59.01	$98.40
NYMEX benchmark price (US$/mmbtu)	$4.87	$6.82	$8.07
AECO benchmark price (C$/GJ)	$5.34	$6.43	$6.76
US / Canadian dollar average exchange rate	$0.8028	$0.8252	$0.9958

Commodity Prices

Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$43.21 per bbl for the first quarter of 2009, a decrease of 56% from US$97.96 per bbl for the first quarter of 2008, and 26% from US$58.75 for the prior quarter. WTI pricing during the first quarter of 2009 continued to be impacted by a significant decrease in demand as a result of worldwide financial and economic events and ongoing geopolitical uncertainty resulting in increased market volatility.

Crude oil sales contracts for the Company’s North Sea and Offshore West Africa segments are typically based on Dated Brent (“Brent”) pricing, which also continued to be impacted by worldwide financial and economic events during the first quarter of 2009. Brent averaged US$44.45 per bbl for the first quarter of 2009, a decrease of 54% compared to US$96.94 per bbl for the first quarter of 2008, and 19% from US$54.93 per bbl for the prior quarter.

The Heavy Differential averaged 21% for the first quarter of 2009 compared to 22% for the first quarter of 2008, and 33% for the prior quarter. The narrowing of the Heavy Differential from the prior periods was primarily due to continued worldwide demand favoring distillates over gasolines and relatively weak refinery margins.

The Company anticipates continued volatility in the crude oil pricing benchmarks due to the unpredictable nature of supply and demand factors, geopolitical events and the global economic slowdown resulting from worldwide financial and economic events. The Heavy Differential is expected to reflect seasonal demand fluctuations and refinery margins.

NYMEX natural gas prices averaged US$4.87 per mmbtu for the first quarter of 2009, a decrease of 40% from US$8.07 per mmbtu for the first quarter of 2008, and a decrease of 29% from US$6.82 per mmbtu for the prior quarter. AECO natural gas prices for the first quarter of 2009 decreased 21% to average $5.34 per GJ from $6.76 per GJ in the first quarter of 2008, and decreased 17% from $6.43 per GJ for the prior quarter. Decreases in natural gas prices from the comparable periods were primarily related to lower demand as a result of the worldwide financial and economic events. In addition, successful production from shale gas reservoirs contributed to the supply imbalance and high storage levels in North America.

Update to Alberta Royalty Framework

Effective January 1, 2009, changes to the Alberta royalty regime under the Alberta Royalty Framework (“ARF”) include the implementation of a sliding scale for oil sands royalties ranging from 1% to 9% on a gross revenue basis pre-payout and 25% – 40% on a net revenue basis post-payout, depending on benchmark crude oil pricing.

In addition, effective January 1, 2009, new royalty formulas under the ARF for conventional crude oil and natural gas are to operate on sliding scales ranging up to 50%, determined by commodity prices and well productivity.

In March 2009, the Government of Alberta announced new incentive programs to stimulate activity in Alberta. These programs provide for:

•	A royalty credit of $200 per metre on new conventional crude oil and natural gas wells drilled between April 1, 2009 and March 31, 2010.
•

Reduced royalty rates that set the maximum royalty at 5% for the first 12 months of production, up to a maximum of 50,000 bbl or 500 mmcf, for new conventional crude oil and natural gas wells that commence production between April 1, 2009 and March 31, 2010.

12	Canadian Natural Resources Limited

OPERATING HIGHLIGHTS –CONVENTIONAL

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$41.25	$45.81	$78.99
Royalties	3.98	4.49	8.70
Production expense	15.02	16.33	14.81
Netback	$22.25	$24.99	$55.48
Natural gas ($/mcf) (1)
Sales price (2)	$5.46	$7.03	$7.77
Royalties	0.72	1.08	1.35
Production expense	1.18	1.06	1.03
Netback	$3.56	$4.89	$5.39
Barrels of oil equivalent ($/boe) (1)
Sales price (2)	$37.87	$43.84	$65.09
Royalties	4.14	5.37	8.43
Production expense	11.77	12.05	11.02
Netback	$21.96	$26.42	$45.64
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

Canadian Natural Resources Limited	13

DAILY PRODUCTION, before royalties

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs (bbl/d)
North America – Conventional	253,833	240,831	248,960
North America – Oil Sands Mining and Upgrading	3,384	–	–
North Sea	42,369	42,991	49,568
Offshore West Africa	30,431	25,748	28,689
	330,017	309,570	327,217
Natural gas (mmcf/d)
North America	1,347	1,405	1,513
North Sea	10	10	11
Offshore West Africa	12	12	14
	1,369	1,427	1,538
Total barrels of oil equivalent (boe/d)	558,142	547,399	583,488
Product mix
Light/medium crude oil and NGLs	22%	22%	23%
Pelican Lake crude oil	6%	7%	6%
Primary heavy crude oil	15%	16%	15%
Thermal heavy crude oil	15%	12%	12%
Oil Sands Mining and Upgrading synthetic crude oil	1%	–	–
Natural gas	41%	43%	44%
Percentage of gross revenue (1) (excluding midstream revenue)
Crude oil and NGLs	64%	60%	68%
Natural gas	36%	40%	32%
(1)	Net of transportation and blending costs and excluding risk management activities.

DAILY PRODUCTION, net of royalties

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs (bbl/d)
North America – Conventional	224,506	210,496	216,585
North America – Oil Sands Mining and Upgrading	3,362	–	–
North Sea	42,265	42,910	49,473
Offshore West Africa	28,341	23,907	23,496
	298,474	277,313	289,554
Natural gas (mmcf/d)
North America	1,180	1,198	1,260
North Sea	10	10	11
Offshore West Africa	11	10	11
	1,201	1,218	1,282
Total barrels of oil equivalent (boe/d)	498,740	480,409	503,250

14	Canadian Natural Resources Limited

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely natural gas, light/medium crude oil and NGLs, Pelican Lake crude oil, primary heavy crude oil, thermal heavy crude oil, and synthetic crude oil.

Total crude oil and NGLs production for the first quarter of 2009 of 330,017 bbl/d was comparable to 327,217 bbl/d for the first quarter of 2008, and increased 7% from 309,570 bbl/d for the prior quarter. The increase from the prior quarter was primarily due to increased thermal production in North America, increased production as a result of the drilling program in the Baobab Field in Offshore West Africa, and first production from Horizon. Crude oil and NGLs production in the first quarter of 2009 was within the Company’s previously issued guidance of 320,000 to 344,000 bbl/d.

Natural gas production continued to represent the Company’s largest product offering, accounting for 41% of the Company’s total production. Natural gas production for the first quarter of 2009 averaged 1,369 mmcf/d compared to 1,538 mmcf/d for the first quarter of 2008 and 1,427 mmcf/d for the prior quarter. The decrease in natural gas production from the comparable periods primarily reflected production declines due to the Company’s strategic reduction in natural gas drilling activity. First quarter natural gas production was at the low end of the Company’s previously issued guidance of 1,365 to 1,394 mmcf/d.

For 2009, revised annual production guidance is targeted to average between 326,000 and 389,000 bbl/d of crude oil and NGLs and between 1,274 and 1,330 mmcf/d of natural gas. Second quarter 2009 production guidance is targeted to average between 321,000 and 359,000 bbl/d of crude oil and NGLs and between 1,318 and 1,353 mmcf/d of natural gas.

North America – Conventional

North America conventional crude oil and NGLs production for the first quarter of 2009 increased 2% to average 253,833 bbl/d from 248,960 bbl/d for the first quarter of 2008, and increased 5% from 240,831 bbl/d for the prior quarter. The increase in crude oil and NGLs production from the prior periods was primarily due to the cyclic nature of the Company’s thermal production and new production capacity from the Primrose East development.

For the first quarter of 2009, natural gas production decreased 11% to 1,347 mmcf/d from 1,513 mmcf/d for the first quarter of 2008, and decreased 4% from 1,405 mmcf/d for the prior quarter, consistent with the Company’s strategic decision to reduce natural gas drilling activity.

North America – Oil Sands Mining and Upgrading

Horizon Phase 1 achieved first production of synthetic crude oil during the first quarter of 2009, with production averaging 3,384 bbl/d.

North Sea

North Sea crude oil production for the first quarter of 2009 decreased 15% to 42,369 bbl/d from 49,568 bbl/d for the first quarter of 2008 and 1% from 42,991 bbl/d for the prior quarter. First quarter production was in line with the prior quarter and expectations.

Offshore West Africa

Offshore West Africa crude oil production increased 6% to 30,431 bbl/d for the first quarter of 2009 from 28,689 bbl/d for the first quarter of 2008, and 18% from 25,748 bbl/d for the prior quarter. In the first quarter of 2009 there was a full quarter of production from three of the wells drilled in the Baobab Field, and the fourth and final well was completed and came on stream early in the second quarter of 2009.

Canadian Natural Resources Limited	15

Crude Oil Inventory Volumes

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. The related crude oil volumes by segment, which have not been recognized in revenue, were as follows:

(bbl)	Mar 31 2009	Dec 31 2008	Mar 31 2008
North America – Conventional, related to pipeline fill	761,351	761,351	1,097,526
North America – Oil Sands Mining and Upgrading, primarily related to pipeline fill	304,544	–	–
North Sea, related to timing of liftings	1,305,169	558,904	637,755
Offshore West Africa, related to timing of liftings	(231,042)	609,444	260,649
	2,140,022	1,929,699	1,995,930

During the first quarter of 2009, an additional 94,000 barrels of crude oil produced in the Company’s international operations, which were deferred and included in inventory at December 31, 2008, were sold, increasing cash flow from operations by approximately $11 million.

PRODUCT PRICES – CONVENTIONAL

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs ($/bbl) (1) (2)
North America	$37.40	$40.39	$72.86
North Sea	$54.67	$63.07	$99.01
Offshore West Africa	$54.27	$65.80	$96.31
Company average	$41.25	$45.81	$78.99

Natural gas ($/mcf) (1) (2)
North America	$5.46	$7.00	$7.80
North Sea	$4.28	$5.19	$3.30
Offshore West Africa	$6.68	$12.54	$7.89
Company average	$5.46	$7.03	$7.77

Company average ($/boe) (1) (2)	$37.87	$43.84	$65.09
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

North America

North America realized crude oil prices decreased 49% to average $37.40 per bbl for the first quarter of 2009 from $72.86 per bbl for the first quarter of 2008, and 7% from $40.39 per bbl for the prior quarter. The decrease from the comparable periods was primarily a result of decreased WTI benchmark pricing, partially offset by a narrower Heavy Differential and the impact of the weaker Canadian dollar relative to the US dollar.

During the first quarter of 2009, the Company continued to focus on its crude oil marketing strategy, and contributed approximately 156,000 bbl/d of heavy crude oil blends to the Western Canadian Select stream.

Realized North America natural gas prices decreased 30% to average $5.46 per mcf for the first quarter of 2009 from $7.80 per mcf for the first quarter of 2008, and 22% from $7.00 per mcf for the prior quarter. The decreases in natural gas prices from the comparable periods were primarily related to lower benchmark prices due to lower demand and high storage levels in the first quarter of 2009.

Comparisons of the prices received for the Company’s North America production by product type were as follows:

16	Canadian Natural Resources Limited

	Mar 31 2009	Dec 31 2008	Mar 31 2008
Wellhead Price (1) (2)
Light/medium crude oil and NGLs (C$/bbl)	$45.97	$46.58	$88.78
Pelican Lake crude oil (C$/bbl)	$37.50	$40.91	$72.77
Primary heavy crude oil (C$/bbl)	$37.99	$37.85	$68.61
Thermal heavy crude oil (C$/bbl)	$31.53	$38.68	$65.97
Natural gas (C$/mcf)	$5.46	$7.00	$7.80
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

North Sea

North Sea realized crude oil prices decreased 45% to average $54.67 per bbl for the first quarter of 2009 from $99.01 per bbl for the first quarter of 2008, and 13% from $63.07 per bbl for the prior quarter. Realized crude oil prices in the North Sea during the first quarter were impacted by the declining Brent benchmark pricing, partially offset by the impact of the weakening of the Canadian dollar.

Offshore West Africa

Offshore West Africa realized crude oil prices decreased 44% to average $54.27 per bbl for the first quarter of 2009 from $96.31 per bbl for the first quarter of 2008, and 18% from $65.80 per bbl for the prior quarter. Realized crude oil prices in Offshore West Africa during the first quarter were impacted by the declining Brent benchmark pricing, partially offset by the impact of the weakening of the Canadian dollar. Realized crude oil prices in Offshore West Africa were also impacted by the timing of liftings from each field.

ROYALTIES – CONVENTIONAL

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs ($/bbl) (1)
North America	$4.54	$5.25	$9.63
North Sea	$0.13	$0.12	$0.19
Offshore West Africa	$3.73	$4.71	$17.43
Company average	$3.98	$4.49	$8.70

Natural gas ($/mcf) (1)
North America	$0.73	$1.09	$1.36
Offshore West Africa	$0.46	$1.26	$1.43
Company average	$0.72	$1.08	$1.35

Company average ($/boe) (1)	$4.14	$5.37	$8.43

Percentage of revenue (2)
Crude oil and NGLs	10%	10%	11%
Natural gas	13%	15%	17%
Boe	11%	12%	13%
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

Canadian Natural Resources Limited	17

North America

North America royalties for the first quarter of 2009 reflect the impact of the change in the ARF and weaker realized commodity prices.

Crude oil and NGLs royalties averaged approximately 12% of revenues for the first quarter of 2009, compared to 13% for the first quarter in 2008 and 13% in the prior quarter. Crude oil and NGLs royalties per bbl are anticipated to average 10% to 15% of gross revenue for 2009.

Natural gas royalties averaged approximately 13% of revenues for the first quarter of 2009 compared to 17% for the first quarter of 2008 and 16% for the prior quarter. Natural gas royalties are anticipated to average 12% to 15% of gross revenue for 2009.

Offshore West Africa

Under the terms of the Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing and capital costs. Royalty rates as a percentage of revenue averaged approximately 7% for the first quarter of 2009 compared to 18% for the first quarter of 2008 and 7% for the prior quarter. Offshore West Africa royalty rates are anticipated to average 6% to 9% of gross revenue for 2009.

PRODUCTION EXPENSE – CONVENTIONAL

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs ($/bbl) (1)
North America	$14.60	$14.31	$13.88
North Sea	$22.39	$28.77	$22.35
Offshore West Africa	$11.39	$14.47	$8.03
Company average	$15.02	$16.33	$14.81

Natural gas ($/mcf) (1)
North America	$1.17	$1.04	$1.01
North Sea	$1.86	$1.96	$2.33
Offshore West Africa	$1.70	$2.51	$1.25
Company average	$1.18	$1.06	$1.03

Company average ($/boe) (1)	$11.77	$12.05	$11.02

(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

North America crude oil and NGLs production expense for the first quarter of 2009 increased 5% to $14.60 per bbl from $13.88 per bbl for the first quarter of 2008 and 2% from $14.31 per bbl for the prior quarter. The increase in production expense per barrel for the first quarter of 2009 was a result of the timing of steam cycles, increased property tax, and increased seasonal costs related to cold weather, partially offset by the lower cost of natural gas for fuel for the Company’s thermal operations. North America crude oil and NGLs production expense is anticipated to average $15.00 to $15.65 per bbl for 2009.

North America natural gas production expense for the first quarter of 2009 increased 16% to $1.17 per mcf from $1.01 per mcf for the first quarter of 2008 and 13% from $1.04 per mcf for the prior quarter. The increase in production expense per mcf was primarily a result of lower production volumes on the fixed cost portion of production costs and increased seasonal costs related to winter access areas and cold weather. North America natural gas production expense is anticipated to average $1.05 to $1.15 per mcf for 2009.

18	Canadian Natural Resources Limited

North Sea

North Sea crude oil production expense decreased on a per barrel basis from the prior quarter due to lower maintenance costs and the timing of liftings from various fields. Production expense is anticipated to average $27.50 to $29.50 per bbl for 2009.

Offshore West Africa

Offshore West Africa crude oil production expense decreased on a per barrel basis from the prior quarter due to higher production volumes and lower maintenance costs. Production expense is also impacted by the timing of liftings of each field. Production expense is anticipated to average $13.00 to $15.00 per bbl for 2009.

MIDSTREAM

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Revenue	$19	$17	$20
Production expense	5	6	5
Midstream cash flow	14	11	15
Depreciation	2	2	2
Segment earnings before taxes	$12	$9	$13

Midstream operating results were consistent with the comparable periods.

DEPLETION, DEPRECIATION AND AMORTIZATION (1)

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Expense ($ millions)	$642	$664	$686
$/boe (2)	$13.21	$13.20	$12.87
(1)	Excludes DD&A on midstream and Oil Sands Mining and Upgrading assets.
(2)	Amounts expressed on a per unit basis are based on sales volumes.

The decrease in Depletion, Depreciation and Amortization expense from the prior periods was primarily due to the impact of lower sales volumes.

ASSET RETIREMENT OBLIGATION ACCRETION (1)

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Expense ($ millions)	$17	$19	$17
$/boe (2)	$0.35	$0.38	$0.31
(1)	Excludes accretion on Oil Sands Mining and Upgrading assets.
(2)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

Canadian Natural Resources Limited	19

ADMINISTRATION EXPENSE

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Expense ($ millions)	$47	$46	$43
$/boe (1)	$0.95	$0.91	$0.80
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Administration expense for the first quarter of 2009 was comparable to the prior periods.

STOCK-BASED COMPENSATION EXPENSE (RECOVERY)

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Expense (recovery)	$4	$(203)	$–

The Company recorded a $4 million ($3 million after-tax) stock-based compensation expense for the three months ended March 31, 2009 primarily as a result of normal course graded vesting of options granted in prior periods, the impact of vested options exercised or surrendered during the period and the change in the Company’s share price (Company’s share price as at: March 31, 2009 – C$48.91; December 31, 2008 – C$48.75; March 31, 2008 – C$70.27; December 31, 2007 – C$72.58). For the three months ended March 31, 2009, the Company recorded a $9 million recovery on previously capitalized stock-based compensation to Oil Sands Mining and Upgrading (March 31, 2008 – $5 million recovery). The stock-based compensation liability reflected the Company’s potential cash liability should all the vested options be surrendered for a cash payout at the market price on March 31, 2009.

For the three months ended March 31, 2009, the Company paid $28 million for stock options surrendered for cash settlement (March 31, 2008 – $80 million).

INTEREST EXPENSE

	Three Months Ended
($ millions, except per boe amounts)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Expense, gross	$143	$158	$160
Less: capitalized interest, Oil Sands Mining and Upgrading	86	135	111
Expense, net	$57	$23	$49
$/boe (1)	$1.14	$0.45	$0.92
Average effective interest rate	4.4%	5.0%	5.5%
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Gross interest expense and the Company’s average effective interest rate decreased from the comparable quarters in 2008 primarily due to decreasing short-term borrowing rates, offset by the impact of the weaker Canadian dollar relative to the US dollar on US dollar borrowings during the first quarter of 2009.

During the first quarter of 2009, interest capitalization ceased on Horizon Phase 1, increasing net interest expense accordingly.

20	Canadian Natural Resources Limited

RISK MANAGEMENT ACTIVITIES

The Company utilizes various derivative financial instruments to manage its commodity price, currency and interest rate exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs financial instruments	$(585)	$(179)	$463
Natural gas financial instruments	(32)	–	(47)
Foreign currency contracts	(24)	(122)	–
Realized (gain) loss	$(641)	$(301)	$416

Crude oil and NGLs financial instruments	$483	$(2,112)	$51
Natural gas financial instruments	(24)	(13)	59
Foreign currency contracts and interest rate swaps	4	18	(2)
Unrealized loss (gain)	$463	$(2,107)	$108
Net (gain) loss	$(178)	$(2,408)	$524

The net realized (gain) loss from crude oil and natural gas derivative financial instruments would have (increased) decreased the Company’s average realized prices as follows:

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Crude oil and NGLs ($/bbl) (1)	$(19.84)	$(6.16)	$15.47
Natural gas ($/mcf) (1)	$(0.26)	$–	$(0.33)
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Complete details related to outstanding derivative financial instruments at March 31, 2009 are disclosed in note 11 to the Company’s unaudited interim consolidated financial statements.

Due to changes in crude oil and natural gas forward pricing and the reversal of prior period unrealized gains and losses, the Company recorded a net unrealized loss of $463 million ($320 million after-tax) on its risk management activities for the three months ended March 31, 2009 (December 31, 2008 – unrealized gain of $2,107 million, $1,435 million after-tax; March 31, 2008 – unrealized loss of $108 million, $76 million after-tax).

Canadian Natural Resources Limited	21

FOREIGN EXCHANGE

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Net realized gain	$(15)	$(51)	$(12)
Net unrealized loss (1)	138	613	126
Net loss	$123	$562	$114
(1)	Amounts are reported net of the hedging effect of cross currency swaps.

The net unrealized foreign exchange loss for the first quarter of 2009 was primarily due to the weakening of the Canadian dollar with respect to the US dollar debt, together with the impact of the re-measurement of North Sea future income tax liabilities denominated in UK pounds sterling. Also included in net unrealized loss for the respective periods was the impact of cross currency swaps (March 31, 2009 – unrealized gain of $68 million; December 31, 2008 – unrealized gain of $313 million; March 31, 2008 – unrealized gain of $75 million). The net realized foreign exchange gain for the three months ended March 31, 2009 was primarily due to the result of foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The Canadian dollar ended the first quarter at US$0.7935 (December 31, 2008 – US$0.8166; March 31, 2008 – US$0.9729).

TAXES

	Three Months Ended
($ millions, except income tax rates)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Current	$7	$27	$70
Deferred	(3)	(5)	(21)
Taxes other than income tax	$4	$22	$49

North America	$5	$–	$21
North Sea	98	12	96
Offshore West Africa	14	12	38
Current income tax	117	24	155
Future income tax (recovery) expense	(56)	817	80
	61	841	235
Income tax rate and other legislative changes (1) (2)	19	–	41
	$80	$841	$276
Effective income tax rate before non-recurring benefits	21.9%	32.2%	28.7%
(1)	Includes the effect of a one time recovery of $19 million due to British Columbia corporate income tax rate reductions substantively enacted or enacted during the first quarter of 2009.
(2)

Includes the effect of a one time recovery of $19 million due to British Columbia corporate income tax rate reductions and $22 million due to Côte d’Ivoire corporate income tax rate reductions substantively enacted or enacted during the first quarter of 2008.

22	Canadian Natural Resources Limited

CAPITAL EXPENDITURES (1)

	Three Months Ended
($ millions)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Expenditures on property, plant and equipment
Net property acquisitions (dispositions)	$27	$34	$(8)
Land acquisition and retention	13	18	12
Seismic evaluations	28	22	27
Well drilling, completion and equipping	498	505	452
Production and related facilities	290	382	319
Total net reserve replacement expenditures	856	961	802
Oil Sands Mining and Upgrading:
Horizon Phase 1 construction costs	128	557	665
Horizon Phase 1 commissioning costs and other	156	115	90
Horizon Phases 2/3 construction costs	19	94	77
Capitalized interest, stock-based compensation and other	79	78	109
Total Oil Sands Mining and Upgrading (2)	382	844	941
Midstream	5	3	1
Abandonments (3)	9	15	6
Head office	4	4	3
Total net capital expenditures	$1,256	$1,827	$1,753
By segment
North America	$599	$486	$663
North Sea	42	117	45
Offshore West Africa	215	358	94
Oil Sands Mining and Upgrading	382	844	941
Midstream	5	3	1
Abandonments (3)	9	15	6
Head office	4	4	3
Total	$1,256	$1,827	$1,753
(1)	The net capital expenditures exclude adjustments related to differences between carrying value and tax value, and other fair value adjustments.
(2)	Net expenditures for the Oil Sands Mining and Upgrading assets also include the impact of intersegment eliminations.
(3)	Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

The Company’s strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core regions where it can dominate the land base and infrastructure. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By dominating infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs.

Net capital expenditures for the three months ended March 31, 2009 were $1,256 million compared to $1,753 million for the three months ended March 31, 2008 and $1,827 million for the three months ended December 31, 2008. Capital expenditures in the first quarter of 2009 primarily reflect growth projects, most notably the substantial completion of Horizon Phase 1 construction, offset by the effects of an overall strategic reduction in the North America natural gas drilling programs.

Canadian Natural Resources Limited	23

Drilling Activity (number of wells)

	Three Months Ended
	Mar 31 2009	Dec 31 2008	Mar 31 2008
Net successful natural gas wells	64	41	161
Net successful crude oil wells	93	182	173
Dry natural gas and crude oil wells	15	11	11
Stratigraphic test / service wells	236	97	15
Total	408	331	360
Success rate (excluding stratigraphic test / service wells)	91%	95%	97%

North America

North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 49% of the total capital expenditures for the three months ended March 31, 2009 compared to approximately 38% for the first quarter of 2008 and 28% for the prior quarter.

During the first quarter of 2009, the Company targeted 72 net natural gas wells, including 15 wells in Northeast British Columbia, 20 wells in the Northern Plains region, 29 wells in Northwest Alberta, and 8 wells in the Southern Plains region. The Company also targeted 97 net crude oil wells during the same period. The majority of these wells were concentrated in the Company’s crude oil Northern Plains region where 72 heavy crude oil wells, 3 Pelican Lake crude oil wells, and 14 thermal crude oil wells were drilled. Another 8 wells targeting light crude oil were drilled outside the Northern Plains region.

The Company continued to access its large crude oil drilling inventory to maximize value in both the short and long term. Due to the Company’s focus on drilling crude oil wells in recent years and as a result of royalty changes under the ARF, natural gas drilling activities have been reduced to manage overall capital spending. Deferred natural gas well locations have been retained in the Company’s prospect inventory.

As part of the phased expansion of its In-Situ Oil Sands Assets, the Company is continuing to develop its Primrose thermal projects. Overall Primrose thermal production for the first quarter of 2009 averaged approximately 82,000 bbl/d compared to approximately 69,000 bbl/d for the first quarter of 2008 and approximately 64,000 bbl/d for the prior quarter.

The Primrose East expansion was completed and first steaming commenced in September 2008, with first production achieved in the fourth quarter of 2008. During the first quarter of 2009, operational issues on one of the pads has caused steaming to cease on all well pads in the Primrose East project area and the Company is continuing to work on resolving the issues.

Development of new pads and secondary recovery conversion projects at Pelican Lake continued as expected throughout the first quarter of 2009. Drilling consisted of 3 horizontal wells in the first quarter. The response from the water and polymer flood projects continues to be positive. Pelican Lake production averaged approximately 37,000 bbl/d for the first quarter of 2009, consistent with the comparable periods in 2008.

For the second quarter of 2009, the Company’s overall planned drilling activity in North America is expected to be comprised of 1 natural gas well and 63 crude oil wells, excluding stratigraphic and service wells.

Oil Sands Mining and Upgrading

During the first quarter of 2009, construction of Horizon Phase 1 was substantially complete, subject to final commissioning efforts. In addition, the Company has recognized additional asset retirement obligations related to oil sands mining operations and tailings ponds.

24	Canadian Natural Resources Limited

North Sea

In the first quarter of 2009, the Company completed its program of infill drilling, continued to focus on waterflood optimizations, and continued drilling the Deep Banff exploration well. The Company continues to focus on lowering costs and high grading inventory in preparation for restart when economics are more favorable. During the first quarter, 0.9 net wells were drilled, with 0.4 net wells in progress at the end of the quarter.

Offshore West Africa

During the first quarter of 2009, 2.3 net crude oil wells were drilled, with an injection well in progress at the Olowi Field, in Offshore Gabon at the end of the quarter.

At Baobab, the fourth and final well in the drilling program was completed in the quarter and the drilling rig was released early in the second quarter. At the Olowi Field, the floating production storage and offtake vessel (“FPSO”) and the Conductor Supported Platform were commissioned in readiness for first crude oil production, which was achieved during April 2009. Construction also continued on the wellhead towers during the quarter, with installation expected in the third quarter of 2009.

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Working capital (deficit) (1)	$237	$392	$(1,572)
Long-term debt (2) (3)	$13,132	$13,016	$11,230

Share capital	$2,809	$2,768	$2,725
Retained earnings	15,592	15,344	11,248
Accumulated other comprehensive income	315	262	95
Shareholders’ equity	$18,716	$18,374	$14,068

Debt to book capitalization (3) (4)	41%	41%	44%
Debt to market capitalization (3) (5)	33%	33%	23%
After tax return on average common shareholders’ equity (6)	28%	33%	24%
After tax return on average capital employed (3) (7)	17%	19%	14%
(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)	Includes the current portion of long-term debt (March 31, 2009 – $205 million, December 31, 2008 – $420 million, March 31, 2008 – $nil).
(3)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs.
(4)	Calculated as current and long-term debt; divided by the book value of common shareholders’ equity plus current and long-term debt.
(5)	Calculated as current and long-term debt; divided by the market value of common shareholders’ equity plus current and long-term debt.
(6)	Calculated as net earnings for the twelve month trailing period; as a percentage of average common shareholders’ equity for the period.
(7)

Calculated as net earnings plus after-tax interest expense for the twelve month trailing period; as a percentage of average capital employed for the period. Average capital employed is the average shareholders’ equity and current and long-term debt for the period, including $11,537 million in average capital employed related to the Oil Sands Mining and Upgrading assets (December 31, 2008 – $10,678 million; March 31, 2008 – $7,876 million).

At March 31, 2009, the Company’s capital resources consisted primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations is dependent on factors discussed in the “Risks and Uncertainties” section of the Company’s December 31, 2008 annual MD&A. The Company’s ability to renew existing bank credit facilities and raise new debt is also dependent upon these factors, as well as maintaining an investment grade debt rating and the condition of capital and credit markets.

Canadian Natural Resources Limited	25

The ongoing worldwide financial and economic events continued to result in a significant tightening of the availability and cost of new sources of liquidity including bank credit facilities and funds derived from debt capital markets. In light of these credit challenges, the Company continues to review its liquidity sources as well as its exposure to counterparties on a regular basis and has concluded that its capital resources are sufficient to meet ongoing short-, medium- and long-term commitments. Specifically, the Company continues to believe that its internally generated cash flow from operations supported by the implementation of its hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms, will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy. Further, the Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

At March 31, 2009, the Company had $1,769 million of available credit under its bank credit facilities, which together with cash flow from operating activities to be generated in 2009 supported by its commodity risk management program and the ability to actively manage the capital expenditure programs, is forecasted to be sufficient to repay the non-revolving bank credit facility maturing October 2009. The Company’s current debt ratings are BBB (high) with a negative trend by DBRS Limited, Baa2 with a stable outlook by Moody’s Investors Service and BBB with a stable outlook by Standard & Poor’s.

Further details related to the Company’s long-term debt at March 31, 2009 are discussed in note 4 to the Company’s unaudited interim consolidated financial statements.

Long-term debt was $13,132 million at March 31, 2009, resulting in a debt to book capitalization ratio of 41% (December 31, 2008 – 41%; March 31, 2008 – 44%). This ratio is near the midpoint of the 35% to 45% range targeted by management, including the impact of capital spending on Horizon Phase 1. The Company remains committed to maintaining a strong balance sheet and flexible capital structure. The Company has hedged a portion of its crude oil and natural gas production for 2009 and 2010 at prices that protect investment returns to ensure ongoing balance sheet strength and the completion of its capital expenditure programs. In the future, the Company may also consider the divestiture of certain non-strategic and non-core properties to gain additional balance sheet flexibility.

The Company’s commodity hedging program reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditures programs. This program currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this program, the purchase of put options is in addition to the above parameters. As at March 31, 2009, in accordance with the policy, approximately 6% of budgeted crude oil volumes were hedged using collars for 2009 and approximately 17% of budgeted natural gas volumes were hedged using collars for 2010. In addition, 92,000 bbl/d of crude oil volumes are protected by put options for the remainder of 2009 at a strike price of US$100.00 per bbl.

Further details related to the Company’s commodity related derivative financial instruments outstanding at March 31, 2009 are discussed in note 11 to the Company’s unaudited interim consolidated financial statements.

Share capital

As at March 31, 2009, there were 541,934,000 common shares outstanding and 28,663,000 stock options outstanding. As at May 5, 2009, the Company had 541,972,000 common shares outstanding and 28,434,000 stock options outstanding.

In March 2009, the Company’s Board of Directors approved an increase in the annual dividend paid by the Company to $0.42 per common share for 2009. The increase represented a 5% increase from 2008, recognizes the stability of the Company’s cash flow, and provides a return to Shareholders. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

26	Canadian Natural Resources Limited

Commitments and off balance sheet arrangements

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. As at March 31, 2009, no entities were consolidated under the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, “Consolidation of Variable Interest Entities”. The following table summarizes the Company’s commitments as at March 31, 2009:

($ millions)	Remaining 2009	2010	2011	2012	2013	Thereafter
Product transportation and pipeline	$163	$193	$160	$135	$125	$1,177
Offshore equipment operating lease	$151	$149	$148	$119	$121	$409
Offshore drilling	$178	$64	$–	$–	$–	$–
Asset retirement obligations (1)	$13	$11	$16	$17	$26	$5,763
Long-term debt (2)	$1,968	$400	$504	$441	$904	$6,891
Interest expense (3)	$400	$560	$538	$489	$439	$6,167
Office lease	$19	$29	$23	$2	$2	$2
Other	$259	$186	$17	$11	$8	$21
(1)

Amounts represent management’s estimate of the future undiscounted payments to settle asset retirement obligations related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2009 –2013 represent the minimum required expenditures to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

(2)

The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $2,035 million of revolving bank credit facilities due to the extendable nature of the facilities.

(3)

Interest expense amounts represent the scheduled fixed rate and variable rate cash payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates as at March 31, 2009.

Legal proceedings

The Company is defendant and plaintiff in a number of legal actions. In addition, the Company is subject to certain contractor construction claims related to Horizon. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Critical accounting estimates and change in accounting policies

The preparation of financial statements requires the Company to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Actual results could differ from those estimates. A comprehensive discussion of the Company’s significant accounting policies is contained in the MD&A and the audited consolidated financial statements for the year ended December 31, 2008.

For the impact of new accounting standards related to goodwill and intangible assets, refer to note 2 of the unaudited interim consolidated financial statements as at March 31, 2009.

International Financial Reporting Standards

In February 2008, the CICA’s Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) in place of Canadian GAAP effective January 1, 2011.

The Company commenced its IFRS conversion project in 2008 and has established a formal project governance structure. The structure includes a Steering Committee, which consists of senior levels of management from finance and accounting, operations and information technology (“IT”). The Steering Committee provides regular updates to the Company’s Senior Management and the Audit Committee of the Board of Directors.

Canadian Natural Resources Limited	27

The Company’s IFRS conversion project has been broken down into the following phases:

•	Phase 1 Diagnostic – identification of potential accounting and reporting differences between Canadian GAAP and IFRS.
•	Phase 2 Planning – establishment of project governance, processes, resources, budget and timeline.
•	Phase 3 Policy Delivery and Documentation – establishment of accounting policies under IFRS.
•	Phase 4 Policy Implementation – establishment of processes for accounting and reporting, IT change requirements, and education.
•	Phase 5 Sustainment –ongoing compliance with IFRS after implementation.

The Company has completed the Diagnostic and Planning phases. Significant differences were identified in accounting for Property, Plant & Equipment (“PP&E”), including exploration costs, depletion and depreciation, impairment testing, capitalized interest and asset retirement obligations. Other significant differences were noted in accounting for stock-based compensation, risk management activities, and income taxes. The Company is currently performing the necessary research to develop and document IFRS policies to address the major differences noted. At this time, the impact on the Company’s future financial position and results of operations is not reasonably determinable. In addition, IFRS is expected to change prior to adoption in 2011, and the impact of these potential changes is not known. Included in the potential IFRS changes is an exposure draft issued in September 2008 by the IASB that proposes transition rules for oil and gas companies following full cost accounting. The proposed transition rule would allow full cost companies to allocate their existing full cost PP&E balances using reserve values or volumes to IFRS compliant units of account without requiring retroactive adjustment. The Company intends to adopt the transition rule if it is approved.

SENSITIVITY ANALYSIS

The following table is indicative of the annualized sensitivities of cash flow from operations and net earnings from changes in certain key variables. The analysis is based on business conditions and sales volumes during the first quarter of 2009, excluding mark-to-market gains (losses) on risk management activities, and is not necessarily indicative of future results. Each separate line item in the sensitivity analysis shows the effect of a change in that variable only with all other variables being held constant.

	Cash flow from operations ($ millions)	Cash flow from operations (per common share, basic)	Net earnings ($ millions)	Net earnings (per common share, basic)
Price changes
Crude oil – WTI US$1.00/bbl (1)
Excluding financial derivatives	$123	$0.23	$93	$0.17
Including financial derivatives	$86	$0.16	$64	$0.12
Natural gas – AECO C$0.10/mcf (1)
Excluding financial derivatives	$26	$0.05	$19	$0.03
Including financial derivatives	$24	$0.05	$17	$0.03
Volume changes
Crude oil – 10,000 bbl/d	$78	$0.14	$30	$0.06
Natural gas – 10 mmcf/d	$13	$0.02	$4	$0.01
Foreign currency rate change
$0.01 change in US$ (1)
Including financial derivatives	$97 – 100	$0.18	$4	$0.01
Interest rate change –1%	$28	$0.05	$28	$0.05
(1)	For details of outstanding financial instruments in place, refer to note 11 of the Company’s unaudited interim consolidated financial statements.

28	Canadian Natural Resources Limited

OTHER OPERATING HIGHLIGHTS NETBACK ANALYSIS
	Three Months Ended
($/boe) (1)	Mar 31 2009	Dec 31 2008	Mar 31 2008
Sales price (2)	$37.87	$43.84	$65.09
Royalties	4.14	5.37	8.43
Production expense (3)	11.77	12.05	11.02
Netback	21.96	26.42	45.64
Midstream contribution (3)	(0.28)	(0.23)	(0.27)
Administration	0.95	0.91	0.80
Interest, net	1.14	0.45	0.92
Realized risk management (gain) loss	(12.81)	(5.90)	7.82
Realized foreign exchange gain	(0.31)	(0.99)	(0.22)
Taxes other than income tax – current	0.15	0.53	1.32
Current income tax – North America	0.10	–	0.40
Current income tax – North Sea	1.96	0.22	1.79
Current income tax – Offshore West Africa	0.28	0.26	0.71
Cash flow	$30.78	$31.17	$32.37
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.
(3)	Excluding intersegment elimination.

Canadian Natural Resources Limited	29

FINANCIAL STATEMENTS Consolidated Balance Sheets
(millions of Canadian dollars, unaudited)	Mar 31 2009	Dec 31 2008

ASSETS
Current assets
Cash and cash equivalents	$10	$27
Accounts receivable	1,142	1,059
Inventory, prepaids and other	525	455
Current portion of other long-term assets (note 3)	1,383	1,851
	3,060	3,392
Property, plant and equipment (note 13)	39,916	38,966
Other long-term assets (note 3)	368	292
	$43,344	$42,650

LIABILITIES
Current liabilities
Accounts payable	$347	$383
Accrued liabilities	1,909	1,802
Future income tax	383	585
Current portion of long-term debt (note 4)	205	420
Current portion of other long-term liabilities (note 5)	184	230
	3,028	3,420
Long-term debt (note 4)	12,927	12,596
Other long-term liabilities (note 5)	1,382	1,124
Future income tax	7,291	7,136
	24,628	24,276
SHAREHOLDERS' EQUITY
Share capital (note 7)	2,809	2,768
Retained earnings	15,592	15,344
Accumulated other comprehensive income (note 8)	315	262
	18,716	18,374
	$43,344	$42,650

Commitments (note 12)

30	Canadian Natural Resources Limited

Consolidated Statements of Earnings
	Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Mar 31 2009	Mar 31 2008
Revenues	$2,186	$3,967
Less: royalties	(199)	(449)
Revenues, net of royalties	1,987	3,518
Expenses
Production	582	587
Transportation and blending	317	485
Depletion, depreciation and amortization	646	688
Asset retirement obligation accretion (note 5)	19	17
Administration	47	43
Stock-based compensation expense (note 5)	4	-
Interest, net	57	49
Risk management activities (note 11)	(178)	524
Foreign exchange loss	123	114
	1,617	2,507
Earnings before taxes	370	1,011
Taxes other than income tax	4	49
Current income tax expense (note 6)	117	155
Future income tax (recovery) expense (note 6)	(56)	80
Net earnings	$305	$727
Net earnings per common share (note 10)
Basic and diluted	$0.56	$1.35

Canadian Natural Resources Limited	31

Consolidated Statements of Shareholders’ Equity
	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2009	Mar 31 2008
Share capital (note 7)
Balance – beginning of period	$2,768	$2,674
Issued upon exercise of stock options	16	9
Previously recognized liability on stock options exercised for common shares	25	42
Balance – end of period	2,809	2,725
Retained earnings
Balance – beginning of period	15,344	10,575
Net earnings	305	727
Dividends on common shares (note 7)	(57)	(54)
Balance – end of period	15,592	11,248
Accumulated other comprehensive income (note 8)
Balance – beginning of period	262	72
Other comprehensive income, net of taxes	53	23
Balance – end of period	315	95
Shareholders’ equity	$18,716	$14,068
Consolidated Statements of Comprehensive Income
	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2009	Mar 31 2008
Net earnings	$305	$727
Net change in derivative financial instruments designated as cash flow hedges
Unrealized (loss) income during the period, net of taxes of $2 million (2008 – $2 million)	(17)	24
Reclassification to net earnings, net of taxes of $1 million (2008 –$8 million)	(3)	(17)
	(20)	7
Foreign currency translation adjustment
Translation of net investment	73	16
Other comprehensive income, net of taxes	53	23
Comprehensive income	$358	$750

32	Canadian Natural Resources Limited

Consolidated Statements of Cash Flows
	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2009	Mar 31 2008
Operating activities
Net earnings	$305	$727
Non-cash items
Depletion, depreciation and amortization	646	688
Asset retirement obligation accretion	19	17
Stock-based compensation expense	4	-
Unrealized risk management loss	463	108
Unrealized foreign exchange loss	138	126
Deferred petroleum revenue tax recovery	(3)	(21)
Future income tax (recovery) expense	(56)	80
Other	(13)	13
Abandonment expenditures	(9)	(6)
Net change in non-cash working capital	(3)	(166)
	1,491	1,566
Financing activities
Repayment of bank credit facilities, net	(108)	(1,172)
Issue of US dollar debt securities	-	1,223
Issue of common shares on exercise of stock options	16	9
Dividends on common shares	(54)	(46)
Net change in non-cash working capital	(36)	5
	(182)	19
Investing activities
Expenditures on property, plant and equipment	(1,247)	(1,756)
Net proceeds on sale of property, plant and equipment	-	9
Net expenditures on property, plant and equipment	(1,247)	(1,747)
Net change in non-cash working capital	(79)	168
	(1,326)	(1,579)
(Decrease) increase in cash and cash equivalents	(17)	6
Cash and cash equivalents – beginning of period	27	21
Cash and cash equivalents – end of period	$10	$27
Interest paid	$184	$146
Taxes paid (recovered)
Taxes other than income tax	$(25)	$31
Current income tax	$43	$53

Canadian Natural Resources Limited	33

Notes to the consolidated financial statements

(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)

1.	ACCOUNTING POLICIES

The interim consolidated financial statements of Canadian Natural Resources Limited (the “Company”) include the Company and all of its subsidiaries and partnerships, and have been prepared following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2008, except as described in note 2. The interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

Comparative Figures

Certain prior period figures have been reclassified to conform to the presentation adopted in 2009.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”):

•

Goodwill and Intangible Assets – Section 3064 – “Goodwill and Intangible Assets” replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”. In addition, EIC-27 – “Revenue and Expenditures during the Pre-Operating Period” has been withdrawn. The new standard addresses when an internally generated intangible asset meets the definition of an asset. The adoption of this standard, which was adopted retroactively without restatement, did not have an impact on the Company’s financial statements.

In February 2008, the CICA’s Accounting Standards Board confirmed that Canadian publicly accountable entities will be required to adopt International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board in place of generally accepted accounting principles in Canada (“GAAP”) effective January 1, 2011. The Company is currently assessing which accounting policies will be affected by the change to IFRS and the potential impact of these changes on its financial position and results of operations.

3.	OTHER LONG–TERM ASSETS
	Mar 31 2009	Dec 31 2008
Risk management (note 11)	$1,714	$2,119
Other	37	24
	1,751	2,143
Less: current portion	1,383	1,851
	$368	$292

34	Canadian Natural Resources Limited

4.	LONG–TERM DEBT
	Mar 31 2009	Dec 31 2008
Canadian dollar denominated debt
Bank credit facilities (bankers’ acceptances)	$3,020	$4,073
Medium-term notes	1,200	1,200
	4,220	5,273
US dollar denominated debt
US dollar bank credit facilities (bankers’ acceptances) (2009 - US$750 million; 2008 - US$nil)	945	-
Senior unsecured notes (2009 - US$31 million; 2008 - US$31 million)	39	38
US dollar debt securities (2009 - US$6,300 million; 2008 - US$6,300 million)	7,939	7,715
Less – original issue discount on senior unsecured notes and US dollar debt securities (1)	(23)	(23)
	8,900	7,730
Fair value of interest rate swaps on US dollar debt securities (2)	65	68
	8,965	7,798
Long-term debt before transaction costs	13,185	13,071
Less – transaction costs (1) (3)	(53)	(55)
	13,132	13,016
Less: current portion	205	420
	$12,927	$12,596

(1)	The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying value of the outstanding debt.
(2)

The carrying values of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $65 million (2008 - $68 million) to reflect the fair value impact of hedge accounting.

(3)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Bank credit facilities

As at March 31, 2009, the Company had in place unsecured bank credit facilities of $5,812 million, comprised of:

•	a $125 million demand credit facility;
•	a non-revolving syndicated credit facility of $1,930 million maturing October 2009;
•	a revolving syndicated credit facility of $2,230 million maturing June 2012;
•	a revolving syndicated credit facility of $1,500 million maturing June 2012; and
•	a £15 million demand credit facility related to the Company’s North Sea operations.

The revolving syndicated credit facilities are extendible annually for one year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities can be made by way of Canadian dollar and US dollar bankers’ acceptances, and LIBOR, US base rate and Canadian prime loans.

Canadian Natural Resources Limited	35

The Company has $1,930 million remaining on the non-revolving syndicated credit facility maturing October 2009 related to the acquisition of Anadarko Canada Corporation. During 2009, the Company plans to fully retire this facility from its existing borrowing capacity under its other long-term bank credit facilities of $1,725 million supported by cash flow from operating activities, including the commodity risk management activities. Subsequent to March 31, 2009, $285 million was repaid on this facility.

Subsequent to March 31, 2009, the Company renegotiated its demand credit facility, increasing it to $200 million.

The weighted average interest rate of the bank credit facilities outstanding at March 31, 2009, was 1.0% (December 31, 2008 – 2.2%).

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $378 million, including $300 million related to Horizon Oil Sands (“Horizon”), were outstanding at March 31, 2009.

Medium-term notes

The Company has $2,600 million remaining on its outstanding $3,000 million base shelf prospectus filed in September 2007 that allows for the issue of medium-term notes in Canada until October 2009. If issued, these securities will bear interest as determined at the date of issuance.

US dollar debt securities

The Company has US$1,800 million remaining on its outstanding US$3,000 million base shelf prospectus filed in September 2007 that allows for the issue of US dollar debt securities in the United States until October 2009. If issued, these securities will bear interest as determined at the date of issuance.

5.	OTHER LONG–TERM LIABILITIES
	Mar 31 2009	Dec 31 2008
Asset retirement obligations	$1,336	$1,064
Stock-based compensation	113	171
Other	117	119
	1,566	1,354
Less: current portion	184	230
	$1,382	$1,124

36	Canadian Natural Resources Limited

Asset retirement obligations

At March 31, 2009, the Company’s total estimated undiscounted costs to settle its asset retirement obligations were approximately $5,846 million (December 31, 2008 – $4,474 million). These costs will be incurred over the lives of the operating assets and have been discounted using a weighted average credit-adjusted risk-free rate of 7.0% (December 31, 2008 – 6.7%). A reconciliation of the discounted asset retirement obligations is as follows:

	Three Months Ended Mar 31, 2009	Year Ended Dec 31, 2008
Balance – beginning of period	$1,064	$1,074
Liabilities incurred (1)	249	18
Liabilities acquired	-	3
Liabilities settled	(9)	(38)
Asset retirement obligation accretion	19	71
Revision of estimates	-	(156)
Foreign exchange	13	92
Balance – end of period	$1,336	$1,064
(1)	During the first quarter of 2009, the Company recognized additional asset retirement obligations related to Horizon.

Stock-based compensation

The Company recognizes a liability for the potential cash settlements under its Stock Option Plan. The current portion represents the maximum amount of the liability payable within the next twelve-month period if all vested options are surrendered for cash settlement.

	Three Months Ended Mar 31, 2009	Year Ended Dec 31, 2008
Balance – beginning of period	$171	$529
Stock-based compensation expense (recovery)	4	(52)
Cash payments for options surrendered	(28)	(207)
Transferred to common shares	(25)	(76)
Recovery to Oil Sands Mining and Upgrading	(9)	(23)
Balance – end of period	113	171
Less: current portion	113	159
	$-	$12

Canadian Natural Resources Limited	37

6.	INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
	Mar 31 2009	Mar 31 2008
Current income tax – North America	$5	$21
Current income tax – North Sea	98	96
Current income tax – Offshore West Africa	14	38
Current income tax expense	117	155
Future income tax (recovery) expense	(56)	80
Income tax expense	$61	$235

Taxable income from the conventional crude oil and natural gas business in Canada is primarily generated through partnerships, with the related income taxes payable in subsequent periods. North America current income taxes have been provided on the basis of this corporate structure. In addition, North America and North Sea current income taxes will vary depending upon available income tax deductions related to the nature, timing and amount of capital expenditures incurred in any particular year.

During the first quarter of 2009, substantively enacted income tax rate changes resulted in a reduction of future income tax liabilities of $19 million in British Columbia (2008 – $19 million reduction in British Columbia, $22 million reduction in Côte d’Ivoire).

7.	SHARE CAPITAL
	Three Months Ended Mar 31, 2009
Issued Common shares	Number of shares (thousands)	Amount
Balance – beginning of period	540,991	$2,768
Issued upon exercise of stock options	943	16
Previously recognized liability on stock options exercised	-	25
Balance – end of period	541,934	$2,809

Dividend policy

In March 2009, the Board of Directors set the regular quarterly dividend at $0.105 per common share. The Company has paid regular quarterly dividends in January, April, July, and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

Stock options

	Three Months Ended Mar 31, 2009
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	30,962	$51.94
Granted	176	$47.74
Surrendered for cash settlement	(1,041)	$17.74
Exercised for common shares	(943)	$16.91
Forfeited	(491)	$58.45
Outstanding – end of period	28,663	$54.20
Exercisable – end of period	9,297	$47.66

38	Canadian Natural Resources Limited

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of taxes, were as follows:

	Three Months Ended
	Mar 31 2009	Mar 31 2008
Derivative financial instruments designated as cash flow hedges	$99	$108
Foreign currency translation adjustment	216	(13)
	$315	$95

9.	CAPITAL DISCLOSURES

As required by Canadian GAAP, the Company must provide certain disclosures regarding its objectives, policies and processes for managing capital, as well as provide certain quantitative data about capital. As the Company does not have any externally imposed regulatory capital requirements, for the purposes of this disclosure, the Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined each reporting date.

The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived non-GAAP financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company aims over time to maintain its debt to book capitalization ratio in the range of 35% to 45%. However, the Company may exceed the high end of such target range if it is investing in capital projects, undertaking acquisitions, or in periods of lower commodity prices. The Company may be below the low end of the target range when cash flow from operating activities is greater than current investment activities. The ratio is currently near the midpoint of the target range at 41% including the impact of capital spending on Horizon Phase 1.

Readers are cautioned that as the debt to book capitalization ratio has no defined meaning under GAAP, this financial measure may not be comparable to similar measures provided by other reporting entities. Further, there can be no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure at some point in the future.

	Mar 31 2009	Dec 31 2008
Long-term debt (1)	$13,132	$13,016
Total shareholders’ equity	$18,716	$18,374
Debt to book capitalization	41%	41%

(1)	Includes the current portion of the long-term debt.

10.	NET EARNINGS PER COMMON SHARE
	Three Months Ended
	Mar 31 2009	Mar 31 2008
Weighted average common shares outstanding(thousands) – basic and diluted	541,251	540,218
Net earnings – basic and diluted	$305	$727
Net earnings per common share – basic and diluted	$0.56	$1.35

Canadian Natural Resources Limited	39

11.	FINANCIAL INSTRUMENTS

The carrying values of the Company’s financial instruments by category are as follows:

	Mar 31, 2009
Asset (liability)	Loans and receivables at amortized cost	Held for trading at fair value	Other financial liabilities at amortized cost
Cash and cash equivalents	$-	$10	$-
Accounts receivable	1,142	-	-
Risk management	-	1,714	-
Accounts payable	-	-	(347)
Accrued liabilities	-	-	(1,909)
Other long-term liabilities	-	-	(103)
Long-term debt (1)	-	-	(13,132)
	$1,142	$1,724	$(15,491)
(1)	Includes the current portion of the long-term debt.

	Dec 31, 2008
Asset (liability)	Loans and receivables at amortized cost	Held for trading at fair value	Other financial liabilities at amortized cost
Cash and cash equivalents	$-	$27	$-
Accounts receivable	1,059	-	-
Risk management	-	2,119	-
Accounts payable	-	-	(383)
Accrued liabilities	-	-	(1,802)
Other long-term liabilities	-	-	(105)
Long-term debt (1)	-	-	(13,016)
	$1,059	$2,146	$(15,306)
(1)	Includes the current portion of the long-term debt.

The carrying value of the Company’s financial instruments approximates their fair value, except for fixed-rate long-term debt as noted below:

	Mar 31, 2009		Dec 31, 2008
	Carrying value	Fair value	Carrying value	Fair value
Fixed-rate long-term debt (1)	$9,167	$7,990	$8,943	$7,649
(1)

The carrying values of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $65 million (2008 - $68 million) to reflect the fair value impact of hedge accounting.

40	Canadian Natural Resources Limited

Risk management

The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company has relied primarily on external, readily-observable market inputs including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

	Three Months Ended March 31, 2009	Year Ended Dec 31, 2008
Asset (liability)	Risk management mark-to-market	Risk management mark-to-market
Balance – beginning of period	$2,119	$(1,474)
Net cost of outstanding put options	230	297
Net change in fair value of outstanding derivative financial instruments attributable to:
- Risk management activities	(463)	3,090
- Interest expense	(2)	60
- Foreign exchange	68	449
- Other comprehensive income	(8)	18
- Settlement of interest rate swaps and other	3	(20)
	1,947	2,420
Add: put premium financing obligations (1)	(233)	(301)
Balance – end of period	1,714	2,119
Less: current portion	1,383	1,851
	$331	$268
(1)

The Company has negotiated payment of put option premiums with various counterparties at the time of actual settlement of the respective options. These obligations have been reflected in the net risk management asset (liability).

Net (gains) losses from risk management activities were as follows:

	Three Months Ended
	Mar 31 2009	Mar 31 2008
Net realized risk management (gain) loss	$(641)	$416
Net unrealized risk management loss	463	108
	$(178)	$524

Canadian Natural Resources Limited	41

Financial risk factors

a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

Commodity price risk

The Company uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production. At March 31, 2009, the Company had the following net derivative financial instruments outstanding to manage its commodity price exposures:

	Remaining term			Volume	Weighted average price			Index
Crude oil
Crude oil price collars	Apr 2009	–	Dec 2009	25,000 bbl/d	US$70.00	–	US$111.56	WTI
	Apr 2009	–	Jun 2009	4,000 bbl/d	US$70.00	–	US$90.00	WTI

Crude oil puts	Apr 2009	–	Dec 2009	92,000 bbl/d	US$100.00			WTI

At March 31, 2009, the net cost of outstanding put options and their respective periods of settlement was as follows:

	Q2 2009	Q3 2009	Q4 2009
Cost ($ millions)	US$60	US$61	US$61

	Remaining term			Volume	Weighted average price			Index
Natural gas
Natural gas price collars	Jan 2010	–	Dec 2010	220,000 GJ/d	C$6.00	–	C$8.00	AECO

The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

There were no commodity derivative financial instruments designated as hedges at March 31, 2009.

In addition to the derivative financial instruments noted above, the Company entered into natural gas physical sales contracts for 400,000 GJ/d at an average fixed price of C$5.29 per GJ at AECO for the period April to December 2009.

42	Canadian Natural Resources Limited

Interest rate risk management

The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2009, the Company had the following interest rate swap contracts outstanding:

	Remaining term			Amount ($ millions)	Fixed rate	Floating rate
Interest rate
Swaps – fixed to floating	Apr 2009	–	Dec 2014	US$350	4.90%	LIBOR (1) + 0.38%

Swaps – floating to fixed	Apr 2009	–	Feb 2011	C$300	1.0680%	3 month CDOR (2)
	Apr 2009	–	Feb 2012	C$200	1.4475%	3 month CDOR (2)
(1)	London Interbank Offered Rate
(2)	Canadian Dealer Offered Rate

All interest rate related derivative financial instruments designated as hedges at March 31, 2009 were classified as fair value hedges.

Foreign currency exchange rate risk management

The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies in its subsidiaries and in the carrying value of its self-sustaining foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At March 31, 2009, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount ($ millions)	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Apr 2009	–	Aug 2016	US$250	1.116	6.00%	5.40%
	Apr 2009	–	May 2017	US$1,100	1.170	5.70%	5.10%
	Apr 2009	–	Mar 2038	US$550	1.170	6.25%	5.76%

All cross currency swap derivative financial instruments designated as hedges at March 31, 2009 were classified as cash flow hedges.

In addition to the cross currency swap contracts noted above, the Company periodically utilizes foreign currency forward contracts to manage certain foreign currency cash management needs. At March 31, 2009, the Company had US$1,244 million of these contracts outstanding, with terms of approximately 30 days or less.

Canadian Natural Resources Limited	43

Financial instrument sensitivities

As required by Canadian GAAP, the Company must provide certain quantitative sensitivities related to its financial instruments, which are prepared on a different basis than those sensitivities currently disclosed in the Company’s other continuous disclosure documents. The following table summarizes the annualized sensitivities of the Company’s net earnings and other comprehensive income to changes in the fair value of financial instruments outstanding as at March 31, 2009 resulting from changes in the specified variable, with all other variables held constant. These sensitivities are limited to the impact of changes in a specified variable applied to financial instruments only and do not represent the impact of a change in the variable on the operating results of the Company taken as a whole. Further, these sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities. In addition, changes in fair value generally can not be extrapolated because the relationship of a change in an assumption to the change in fair value may not be linear.

	Impact on net earnings	Impact on other comprehensive income
Commodity price risk
Increase WTI US$1.00/bbl	$(26)	$-
Decrease WTI US$1.00/bbl	$26	$-
Increase AECO C$0.10/mcf	$(4)	$-
Decrease AECO C$0.10/mcf	$4	$-
Interest rate risk
Increase interest rate 1%	$(26)	$(28)
Decrease interest rate 1%	$26	$34
Foreign currency exchange rate risk
Increase exchange rate by US$0.01	$(35)	$-
Decrease exchange rate by US$0.01	$35	$-
b)	Credit risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management

The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2009, substantially all of the Company’s accounts receivable were due within normal trade terms.

The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At March 31, 2009, the Company had net risk management assets of $1,714 million with specific counterparties related to derivative financial instruments (December 31, 2008 – $2,119 million). The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

44	Canadian Natural Resources Limited

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, and access to debt capital markets, to meet obligations as they become due. Due to fluctuations in the timing of the receipt and/or disbursement of operating cash flows, the Company believes it has adequate bank credit facilities to provide liquidity.

The maturity dates for financial liabilities are as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$347	$-	$-	$-
Accrued liabilities	$1,909	$-	$-	$-
Other long-term liabilities	$86	$17	$-	$-
Long-term debt (1)	$1,968	$400	$1,850	$6,890
(1)

The long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs. No debt repayments are reflected for $2,035 million of revolving bank credit facilities due to the extendable nature of the facilities.

12.	COMMITMENTS

As at March 31, 2009, the Company had committed to certain payments as follows:

	2009	2010	2011	2012	2013	Thereafter
Product transportation and pipeline	$163	$193	$160	$135	$125	$1,177
Offshore equipment operating leases	$151	$149	$148	$119	$121	$409
Offshore drilling	$178	$64	$-	$-	$-	$-
Asset retirement obligations (1)	$13	$11	$16	$17	$26	$5,763
Office leases	$19	$29	$23	$2	$2	$2
Other	$259	$186	$17	$11	$8	$21
(1)

Amounts represent management’s estimate of the future undiscounted payments to settle asset retirement obligations related to resource properties, facilities, and production platforms, based on current legislation and industry operating practices. Amounts disclosed for the period 2009 –2013 represent the minimum required expenditures to meet these obligations. Actual expenditures in any particular year may exceed these minimum amounts.

Canadian Natural Resources Limited	45

13.	SEGMENTED INFORMATION

	North America		North Sea		Offshore West Africa
(millions of Canadian dollars, unaudited)	Three Months Ended Mar 31		Three Months Ended Mar 31		Three Months Ended Mar 31
	2009	2008	2009	2008	2009	2008
Segmented revenues	1,847	3,215	175	508	201	237
Less: royalties	(193)	(405)	-	(1)	(14)	(43)
Segmented revenue, net of royalties	1,654	2,810	175	507	187	194
Segmented expenses
Production	476	451	70	112	43	21
Transportation and blending	326	493	3	3	-	-
Depletion, depreciation and amortization	547	566	64	86	50	34
Asset retirement obligation accretion	9	11	7	6	1	-
Realized risk management activities	(484)	417	(157)	(1)	-	-
Total segmented expenses	874	1,938	(13)	206	94	55
Segmented earnings (loss) before the following	780	872	188	301	93	139
Non-segmented expenses
Administration
Stock-based compensation expense
Interest, net
Unrealized risk management activities
Foreign exchange loss
Total non-segmented expenses
Earnings before taxes
Taxes other than income tax
Current income tax expense
Future income tax (recovery) expense
Net earnings

46	Canadian Natural Resources Limited

	Midstream		Inter-segment elimination and other		Total
(millions of Canadian dollars, unaudited)	Three Months Ended Mar 31		Three Months Ended Mar 31		Three Months Ended Mar 31
	2009	2008	2009	2008	2009	2008
Segmented revenues	19	20	(56)	(13)	2,186	3,967
Less: royalties	-	-	8	-	(199)	(449)
Segmented revenue, net of royalties	19	20	(48)	(13)	1,987	3,518
Segmented expenses
Production	5	5	(12)	(2)	582	587
Transportation and blending	-	-	(12)	(11)	317	485
Depletion, depreciation and amortization	2	2	(17)	-	646	688
Asset retirement obligation accretion	-	-	2	-	19	17
Realized risk management activities	-	-	-	-	(641)	416
Total segmented expenses	7	7	(39)	(13)	923	2,193
Segmented earnings (loss) before the following	12	13	(9)	-	1,064	1,325
Non-segmented expenses
Administration					47	43
Stock-based compensation expense					4	-
Interest, net					57	49
Unrealized risk management activities					463	108
Foreign exchange loss					123	114
Total non-segmented expenses					694	314
Earnings before taxes					370	1,011
Taxes other than income tax					4	49
Current income tax expense					117	155
Future income tax (recovery) expense					(56)	80
Net earnings					305	727

Canadian Natural Resources Limited	47

Net additions to property, plant and equipment

	Three Months Ended
	Mar 31, 2009			Mar 31, 2008
	Net Expenditures	Non Cash/Fair Value Changes (1)	Capitalized Costs	Net Expenditures	Non Cash/Fair Value Changes (1)	Capitalized Costs
North America	$599	$(8)	$591	$663	$9	$672
North Sea	42	-	42	45	-	45
Offshore West Africa	215	-	215	94	(1)	93
Oil Sands Mining and Upgrading (2)	382	270	652	941	-	941
Midstream	5	-	5	1	-	1
Head office	4	-	4	3	-	3
	$1,247	$262	$1,509	$1,747	$8	$1,755

(1)	Asset retirement obligations, future income tax adjustments related to differences between carrying value and tax value, and other fair value adjustments.
(2)	Net expenditures for the Oil Sands Mining and Upgrading assets also include capitalized interest, stock-based compensation, and the impact of intersegment eliminations.

	Property, plant and equipment		Total assets
	Mar 31 2009	Dec 31 2008	Mar 31 2009	Dec 31 2008
Segmented assets
North America	$22,200	$22,151	$24,681	$24,875
North Sea	2,066	2,048	2,603	2,638
Offshore West Africa	2,127	1,894	2,253	2,013
Other	26	26	70	64
Oil Sands Mining and Upgrading	13,220	12,573	13,357	12,677
Midstream	209	206	312	315
Head office	68	68	68	68
	$39,916	$38,966	$43,344	$42,650

Capitalized interest

The Company capitalizes construction period interest to Oil Sands Mining and Upgrading based on Horizon costs incurred and the Company’s cost of borrowing. Interest capitalization on a particular development phase ceases once construction is substantially complete. For the three months ended March 31, 2009, pre-tax interest of $86 million was capitalized to Oil Sands Mining and Upgrading (March 31, 2008 - $111 million).

48	Canadian Natural Resources Limited

SUPPLEMENTARY INFORMATION

INTEREST COVERAGE RATIOS

The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated September 2007. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2009:
Interest coverage (times)
Net earnings (1)	11.2x
Cash flow from operations (2)	12.4x
(1)	Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)	Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	49

CORPORATE INFORMATION

Officers

Allan P. Markin*
Chairman of the Board

N. Murray Edwards*
Vice-Chairman of the Board

John G. Langille*
Vice-Chairman of the Board

Steve W. Laut*
President & Chief Operating Officer

Douglas A. Proll*
Chief Financial Officer &
Senior Vice-President, Finance

Réal M. Cusson*
Senior Vice-President, Marketing

Réal J.H. Doucet*
Senior Vice-President, Oil Sands

Allen M. Knight*
Senior Vice-President, International & Corporate Development

Tim S. McKay*
Senior Vice-President, Operations

Lyle G. Stevens*
Senior Vice-President, Exploitation

Jeff W. Wilson*
Senior Vice-President, Exploration

Jeffery J. Bergeson
Vice-President, Exploitation - West

Corey B. Bieber
Vice-President, Finance & Investor Relations

Mary-Jo E. Case*
Vice-President, Land

William R. Clapperton
Vice-President, Regulatory,
Stakeholder & Environmental Affairs

James F. Corson
Vice-President, Human Resources, Horizon

Randall S. Davis*
Vice-President, Finance & Accounting

Allan E. Frankiw
Vice-President, Production - Central

Peter J. Janson
Vice-President, Engineering Integration

Philip A. Keele
Vice-President, Mining

Cameron S. Kramer
Vice-President, Development Operations

Ronald K. Laing
Vice-President, Commercial Operations

Reno Laseur
Vice-President, Upgrading

León Miura
Vice-President, Horizon Major Projects

S. John Parr
Vice-President, Production - East

David A. Payne
Vice-President, Exploitation - East

Bill R. Peterson
Vice-President, Production - West

Timothy G. Reed
Vice-President, Human Resources

Joy P. Romero
Vice-President, Bitumen Production

Sheldon L. Schroeder
Vice-President, Project Control

Ken W. Stagg
Vice-President, Exploration - West

Scott G. Stauth
Vice-President, Field Operations

Steve C. Suche,Vice-President,
Information & Corporate Services

Domenic Torriero
Vice-President, Exploration - Central

Grant M. Williams
Vice-President, Exploration - East

Daryl G. Youck
Vice-President, Exploitation - East

Lynn M. Zeidler
Vice-President, Utilities & Services

Bruce E. McGrath
Corporate Secretary

*Management Committee

Stock Listing

Toronto Stock Exchange
Trading Symbol – CNQ

New York Stock Exchange
Trading Symbol – CNQ

Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario

Computershare Investor Services LLC
New York, New York

Board of Directors

Catherine M. Best

N. Murray Edwards

Honourable Gary A. Filmon, P.C., O.M.

Ambassador Gordon D. Giffin

John G. Langille

Steve W. Laut

Keith A.J. MacPhail

Allan P. Markin

Norman F. McIntyre

Honourable Frank J. McKenna, P.C., O.N.B., Q.C.

James S. Palmer, C.M., A.O.E., Q.C.

Eldon R. Smith, M.D.

David A. Tuer

International Operations

CNR International (U.K.) Limited

Aberdeen, Scotland

Terry Jocksch*
Vice-President, International
and Managing Director

W. David R. Bell
Vice-President, Exploration

Barry Duncan
Vice President, Finance

James A., Edens
Vice-President,
Business Development & Exploitation

David M. Haywood
Vice-President, Operations

David B. Whitehouse
Vice-President, Production Operations

Investor Relations

Telephone: (403) 514-7777

Facsimile: (403) 514-7888

Email: ir@cnrl.com

Website: www.cnrl.com

C A N A D I A N   N A T U R A L   R E S O U R C E S   L I M I T E D

2500, 855 - 2 Street S.W., Calgary, Alberta T2P 4J8

Telephone: (403) 517-6700 Facsimile: (403) 517-7350

Email: ir@cnrl.com

Website: www.cnrl.com

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